

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2020

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, China Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, Shaanxi, China 710075

> **Re: Future FinTech Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2019**
> **File No. 001-34502**

Dear Mr. Xue:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Jeffrey Qiong Li, Esq.